UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On February 23, 2023, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that the following information and documentation has been made available on CEMEX’s website at https://www.cemex.com/-/ordinary-general-shareholders-meeting-2023 in connection with CEMEX’s Ordinary General Shareholders Meeting scheduled to be held on March 23, 2023:

I.

The following reports which are required under the laws and regulations of Mexico: CEMEX’s Chief Executive Officer’s Report; CEMEX’s 2022 audited consolidated financial statements; CEMEX’s 2022 audited individual financial statements; CEMEX’s Board of Directors’ Report; CEMEX’s Board of Directors’ opinion to the Chief Executive Officer’s Report; CEMEX’s Audit Committee Report; CEMEX’s Corporate Practices and Finance Committee Report; CEMEX’s Sustainability Committee Report; CEMEX’s accounting policies and guidelines Report; and the Report on the revision of CEMEX’s tax situation;

II.	The proposal for allocation of profits of the year ended December 31, 2022;

III.	The Report of the Board of Directors on the procedures and agreements pursuant to which stock repurchases of CEMEX’s own shares were instructed during the calendar year ended on December 31, 2022;

IV.	Proposal to determine the amount of the monetary reserve for the acquisition of CEMEX’s shares or other instruments representing such shares;

V.

The proposal to decrease CEMEX’s capital stock in its variable part by canceling the CEMEX shares repurchased under CEMEX’s share repurchase program during the calendar year ended on December 31, 2022;

VI.	The proposals to designate, on an individual basis, the members, President and Secretary of CEMEX’s Board of Directors;

VII.	The proposals to designate, on an individual basis, the members, President and Secretary of CEMEX’s Audit Committee;

VIII.	The proposals to designate, on an individual basis, the members, President and Secretary of CEMEX’s Corporate Practices and Finance Committee;

IX.

The proposals to designate, on an individual basis, the members, President and Secretary of CEMEX’s Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly named the Sustainability Committee);

X.

The proposal for the compensation to be paid to the Members of CEMEX’s Board of Directors; Audit Committee; Corporate Practices and Finance Committee; and Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly named the Sustainability Committee); and

XI.	The proposal to designate the person or persons in charge of formalizing the resolutions adopted at the Ordinary General Shareholders Meeting.

CEMEX has also made available other information on its website at https://www.cemex.com/-/ordinary-general-shareholders-meeting-2023 that could be deemed relevant for CEMEX’s shareholders in connection to CEMEX’s Ordinary General Shareholders Meeting scheduled to be held on March 23, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: February 23, 2023	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

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